November 19, 2024

Thomas F. Cowhey
Executive Vice President and Chief Financial Officer
CVS Health Corporation
One CVS Drive
Woonsocket, RI 02895

       Re: CVS Health Corporation
           Form 10-K for Fiscal Year Ended December 31, 2023
           File No. 001-01011
Dear Thomas F. Cowhey:

       We have reviewed your filing and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2023
Consolidated Statements of Operations, page 109

1. Please remove dividends declared per share from your consolidated statements of operations and instead present this information in your consolidated statements of stockholders' equity and/or footnotes. Similarly revise your Forms 10-Q and earnings releases. Refer to ASC 505-10-S99-1, ASC 260-10-45-5 and SEC Release No. 33-
       10532.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 November 19, 2024
Page 2

       Please contact Valeria Franks at 202-551-7705 or Angela Lumley at 202-551-3398
with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services